UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of August 2017

Commission File Number 001-35754

Infosys Limited

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Electronics City, Hosur Road, Bangaluru - 560 100, Karnataka, India. +91-80-2852-0261

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

TABLE OF CONTENTS

NOTICE TO STOCK EXCHANGES
SIGNATURES
INDEX TO EXHIBITS
EXHIBIT 99.1

NOTICE TO STOCK EXCHANGES

Infosys Limited (“Infosys” or the “Company”), hereby furnishes with the United States Securities and Exchange Commission this Report on Form 6-K. The following information shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

On August 18, 2017, the Company notified the stock exchanges on which its securities trade (“Notice”) that the Board of Directors of the Company, at its meeting today:

•	Accepted the resignation of Dr. Vishal Sikka as the Managing Director and Chief Executive Officer of the Company with immediate effect.
•	Appointed Dr. Vishal Sikka as the Executive Vice-Chairman.
•	Appointed Mr. U B Pravin Rao as the Interim-Managing Director and Chief Executive Officer. A brief profile of Mr. U B Pravin Rao is included in the Notice.

The Notice is attached hereto as Exhibit 99.1. The Company also notified the exchanges that the succession plan for appointment of a new Managing Director and Chief Executive Officer has been operationalized by the Board and a search for the same has commenced.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Infosys Limited
/s/ Inderpreet Sawhney

Inderpreet Sawhney
Date: August 18, 2017	General Counsel and Chief Compliance Officer

INDEX TO EXHIBITS

Exhibit No.	Description
99.1	Notice to Stock Exchanges